UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-28440

Endologix, Inc.

(Exact name of registrant as specified in its charter)

2 Musick

Irvine, CA 92618

(949) 595-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 3*

*

On September 16, 2020, the United States Bankruptcy Court for the Northern District of Texas (the “Court”) entered an order (the “Confirmation Order”) confirming the Debtors’ Third Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code [Docket No. 364] (the “Plan”) of Endologix, Inc. (“Endologix”, or the “Company”) and certain of its affiliates (together with Endologix, the “Debtors”).

On October 1, 2020 (the “Effective Date”), the Plan became effective in accordance with its terms, and by operation of the Plan, (1) all outstanding shares of existing equity interests of Endologix (the “Securities”) were deemed canceled, discharged and of no further force or effect; and (2) the New Equity Interests (as defined in the Plan) were issued to Deerfield Partners, L.P., Deerfield Private Design Fund III, L.P. and Deerfield Private Design Fund IV, L.P. The foregoing description of the Plan does not purport to be complete and is qualified in their entirety by reference to the full text of the Plan, which was filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K dated September 22, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, Endologix has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENDOLOGIX, INC.

DATE: October 1, 2020	By:	/s/ John Onopchenko
Name: John Onopchenko
Title: Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.